UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

BIOMIMETIC THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
09064X101
(CUSIP Number)
W. Stephen Holmes III
InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
650-854-8585
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 7, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS InterWest Partners VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	7	SOLE VOTING POWER

NUMBER OF		857,692 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		857,692 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

857,692 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.58% (1)

14	TYPE OF REPORTING PERSON

PN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009.

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS InterWest Investors VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	7	SOLE VOTING POWER

NUMBER OF		6,846 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,846 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,846 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 1% (1)

14	TYPE OF REPORTING PERSON

PN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009.

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS InterWest Investors Q VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	7	SOLE VOTING POWER

NUMBER OF		24,538 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,538 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,538 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 1% (1)

14	TYPE OF REPORTING PERSON

PN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009.

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS InterWest Management Partners VIII, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	7	SOLE VOTING POWER

NUMBER OF		889,076 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		889,076 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

889,076 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.75% (1)

14	TYPE OF REPORTING PERSON

OO
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009.

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS InterWest Partners X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	7	SOLE VOTING POWER

NUMBER OF		941,177 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		941,177 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,177 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03% (1)

14	TYPE OF REPORTING PERSON

PN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009.

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS InterWest Management Partners X, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	7	SOLE VOTING POWER

NUMBER OF		941,177 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		941,177 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,177 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03% (1)

14	TYPE OF REPORTING PERSON

OO
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Harvey B. Cash

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,830,253 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,830,253 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,253 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.78% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Christopher B. Ehrlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		7,081 shares of Common Stock (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,830,253 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,081 shares of Common Stock (1)

WITH	10	SHARED DISPOSITIVE POWER

1,830,253 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,837,334 shares of Common Stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.82% (2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes (i) 1,250 shares of Common Stock held by Ehrlich; and (ii) 5,831 shares of Common Stock issuable within 60 days of the date of this filing upon exercise of an option held by Ehrlich.
(2) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Philip T. Gianos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,830,253 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,830,253 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,253 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.78% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS W. Stephen Holmes III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,830,253 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,830,253 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,253 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.78% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Gilbert H. Kliman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		7,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,830,253 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

1,830,253 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,837,253 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.82% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Arnold L. Oronsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,830,253 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,830,253 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,253 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.78% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Thomas L. Rosch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,830,253 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

1,830,253 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,832,253 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.79% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Michael B. Sweeney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,830,253 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,830,253 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,253 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.78% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Nina S. Kjellson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,177 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

941,177 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,177 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Douglas A. Pepper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,177 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

941,177 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,177 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Bruce Cleveland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,177 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

941,177 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,177 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Khaled A. Nasr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,177 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

941,177 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,177 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS Linda S. Grais

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		941,177 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

941,177 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,177 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03% (1)

14	TYPE OF REPORTING PERSON

IN
(1) This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of BioMimetic Therapeutics, Inc., a Delaware corporation (the “Issuer” or “BioMimetic”). The principal executive office of the Issuer is located at 389 Nichol Mill Lane, Franklin, Tennessee 37067.
Item 2. Identity and Background.
(a)	Name:
InterWest Management Partners VIII, L.L.C. (“IMP VIII”)
InterWest Partners VIII, L.P. (“IWP VIII”)
InterWest Investors VIII, L.P. (“II VIII”)
InterWest Investors Q VIII, L.P. (“IIQ VIII”)
InterWest Management Partners X, L.L.C. (“IMP X”)
InterWest Partners X, L.P. (“IWP X”)
Harvey B. Cash (“Cash”)
Christopher B. Ehrlich (“Ehrlich”)
Philip T. Gianos (“Gianos”)
W. Stephen Holmes III (“Holmes”)
Gilbert H. Kliman (“Kliman”)
Arnold L. Oronsky (“Oronsky”)
Thomas L. Rosch (“Rosch”)
Michael B. Sweeney (“Sweeney”)
Nina S. Kjellson (“Kjellson”)
Douglas A. Pepper (“Pepper”)
Bruce Cleveland (“Cleveland”)
Khaled A. Nasr (“Nasr”)
Linda S. Grais (“Grais”)
(b)	Residence or business address: 2710 Sand Hill Road, Second Floor, Menlo Park, CA 94025
(c)
IMP VIII is the general partner of IWP VIII, IIQ VIII and II VIII. IMP X is the general partner of IWP X. InterWest Partners is a venture capital firm investing in emerging trends and technologies. Oronsky, Gianos, Rosch, Cash, Kliman, Sweeney and Holmes are Managing Directors of IMP VIII. Ehrlich is a Venture Member of IMP VIII. Oronsky, Kliman, Sweeney, Gianos, Cash, Rosch, Kjellson, Holmes, Ehrlich, Pepper are Managing Directors of IMP X. Cleveland, Nasr, and Grais are Venture Members of IMP X.

(d)	None of the entities or persons listed above (“Reporting Persons”), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

IMP VIII:	California, United States of America
IWP VIII:	California, United States of America
IIQ VIII:	California, United States of America
II VIII:	California, United States of America
IMP X:	California, United States of America
IWP X	California, United States of America
Cash:	United States of America
Ehrlich:	United States of America

Gianos:	United States of America
Holmes:	United States of America
Kliman:	United States of America
Oronsky:	United States of America
Rosch:	United States of America
Sweeney:	United States of America
Pepper	United States of America
Kjellson	United States of America
Cleveland	United States of America
Nasr	United States of America
Grais	United States of America
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP VIII and IMP X (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
On April 3, 2009, the Issuer entered into a definitive purchase agreement (the “Purchase Agreement”) with IWP X (the “Purchaser”). IWP VIII, IIQ VIII and II VIII are current stockholders of the Issuer. Pursuant to the Purchase Agreement, the Issuer agreed to sell, and the Purchaser agreed to purchase, 941,177 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), at a price of $8.50 per share (which represents a premium to the market price of the Common Stock on the date of execution of the Purchase Agreement) and an aggregate gross purchase price of approximately $8,000,000. Ehrlich serves on the Issuer’s Board of Directors and is a Venture Member of IMP VIII and a Managing Director of IMP X.
Item 4. Purpose of Transaction.
Certain of the Reporting Persons agreed to purchase the Common Stock for investment purposes with the aim of increasing the value of its investments and the Issuer.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of April 7, 2009:

		Shares
		Issuable Upon
	Shares	Exercise of	Sole	Shared	Sole	Shared
	Held	Options Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage of
Reporting Persons	Directly	Directly (1)	Power (2)	Power	Power (2)	Power	Ownership	Class (3)

IWP VIII	857,692	0	857,692	0	857,692	0	857,692	4.58%

II VIII	6,846	0	6,846	0	6,846	0	6,846	less than 1%

IIQ VIII	24,538	0	24,538	0	24,538	0	24,538	less than 1%

IMP VIII	0	0	889,076	0	889,076	0	889,076	4.75%

IWP X	941,177	0	941,177	0	941,177	0	941,177	5.03%

IMP X	0	0	941,177	0	941,177	0	941,177	5.03%

Cash	0	0	0	1,830,253	0	1,830,253	1,830,253	9.78%

Ehrlich	1,250	5,831	7,081	1,830,253	7,081	1,830,253	1,837,334	9.82%

Gianos	0	0	0	1,830,253	0	1,830,253	1,830,253	9.78%

Holmes	0	0	0	1,830,253	0	1,830,253	1,830,253	9.78%

Kliman	7,000	0	7,000	1,830,253	7,000	1,830,253	1,837,253	9.82%

Oronsky	0	0	0	1,830,253	0	1,830,253	1,830,253	9.78%

Rosch	2,000	0	2,000	1,830,253	2,000	1,830,253	1,832,253	9.79%

Sweeney	0	0	0	1,830,253	0	1,830,253	1,830,253	9.78%

Kjellson	0	0	0	941,177	0	941,177	941,177	5.03%

Pepper	0	0	0	941,177	0	941,177	941,177	5.03%

Cleveland	0	0	0	941,177	0	941,177	941,177	5.03%

Nasr	0	0	0	941,177	0	941,177	941,177	5.03%

Grais	0	0	0	941,177	0	941,177	941,177	5.03%

(1)	Comprised of securities exercisable within 60 days of the date of this filing.

(2)
IMP VIII is the general partner of IWP VIII, II VIII and IIQ VIII, and owns no securities of the Issuer directly. IMP X is the general partner of IWP X, and owns no securities of the Issuer directly. Oronsky, Gianos, Rosch, Cash, Kliman, Sweeney and Holmes are Managing Directors of IMP VIII, and has voting and investment control over the shares owned by IWP VIII, II VIII and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII and IIQ VIII. Ehrlich is a Venture Member of IMP VIII, and has voting and investment control over the shares owned by IWP VIII, II VIII and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII and IIQ VIII. Oronsky, Kliman, Sweeney, Gianos, Cash, Rosch, Kjellson, Holmes, Ehrlich, Pepper are Managing Directors of IMP X, and has voting and investment control over the shares owned by IWP X, and may be deemed to own beneficially the shares held by IWP X. Cleveland, Nasr, and Grais are Venture Members of IMP X, and has voting and investment control over the shares owned by IWP X, and may be deemed to own beneficially the shares held by IWP X.

(3)
This percentage is calculated based upon 18,718,664 shares of the Issuer’s Common Stock outstanding (as of March 6, 2009), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 12, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A.
Form of Purchase Agreement by and between the Issuer and InterWest Partners, dated April 3, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 7, 2009 (SEC File No. 000-51934)).

B.	Agreement regarding filing of joint Schedule 13D.

C.	Power of Attorney.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 21, 2009

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Harvey B. Cash

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Christopher B. Ehrlich

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Philip T. Gianos

By:	/s/ W. Stephen Holmes W. Stephen Holmes

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Gilbert H. Kliman

By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact for Arnold L. Oronsky

By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact for Thomas L. Rosch

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Michael B. Sweeney

By:	/s/ Karen A. Wilson

Karen A. Wilson as Attorney-in-fact for Nina S. Kjellson

By:	/s/ Karen A. Wilson

Karen A. Wilson as Attorney-in-fact for Douglas A. Pepper

INTERWEST PARTNERS VIII, L.P.

By: InterWest Management Partners VIII, L.L.C. Its: General Partner

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

INTERWEST INVESTORS VIII, L.P.

By: InterWest Management Partners VIII, L.L.C. Its: General Partner

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

INTERWEST INVESTORS Q VIII, L.P.

By: InterWest Management Partners VIII, L.L.C. Its: General Partner

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

INTERWEST MANAGEMENT PARTNERS VIII, L.L.C.

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

INTERWEST PARTNERS X, L.P.

By: InterWest Management Partners X, L.L.C. Its: General Partner

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

S-1

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Bruce Cleveland

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Khaled A. Nasr

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Linda S. Grais

INTERWEST MANAGEMENT PARTNERS X, L.L.C.

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

S-2

SCHEDULE I
Managers:
Arnold Oronsky
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
Philip T. Gianos
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
Thomas L. Rosch
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
Harvey B. Cash
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
Gilbert H. Kliman
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America

Schedule I-1

Michael B. Sweeney
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
W. Stephen Holmes III
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
Christopher B. Ehrlich
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Venture Member of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
Nina S. Kjellson
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
Douglas A. Pepper
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America

Schedule I-2

Bruce Cleveland
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Venture Member of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
Khaled A. Nasr
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Venture Member of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America
Linda S. Grais
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, California 94025
Principal Occupation:
Venture Member of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.
Citizenship: United States of America

Schedule I-3

EXHIBIT INDEX

A.
Form of Purchase Agreement by and between the Issuer and InterWest Partners, dated April 3, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 7, 2009 (SEC File No. 000-51934)).

B.	Agreement regarding filing of joint Schedule 13D.

C.	Power of Attorney.